[PEMEX LOGO]                          SOCIAL COMMUNICATIONS CORPORATE MANAGEMENT

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                             BULLETIN NO. 301/2003
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                                                                DATE: 11/18/2003

                     Two Bids Received for Fronterizo Block


Mexico City, November 18, 2003 - Petroleos Mexicanos, Mexico's national oil and gas company, announced today that two separate groups had submitted bids for the Multiple Service Contract (MSC) assigned to the Fronterizo block. When complete, the current tender will mark the fourth MSC awarded for works related to development of non-associated gas reserves in the Burgos Basin, in Northern Mexico.

The bidders for the Fronterizo block are:

       An international consortium that includes Brazilian company Petroleo Brasileiro SA (Petrobras), the Japanese company Teikoku Oil Co., and the Mexican company D&S Petroleum, a subsidiary of Grupo Diavaz. This consortium was awarded the Cuervito block MSC on October 23.

       An international consortium that includes Amistad Energy Corporation of Houston, Texas; Daqing Oilfield Limited-Downhole Service Sub-Company, a subsidiary of PetroChina Co. Ltd., which is a subsidiary of China National Petroleum Corporation, one of the world's leading integrated energy companies; and Tiainjin Dagang Shengkang Petroleum Tecnology Development Co. Ltd.


Under the first round of the Multiple Service Contract program, Pemex has already awarded three blocks - Reynosa-Monterrey, Cuervito, and Mision. Reynosa-Monterrey was awarded to the Spanish company Repsol on October 16; Cuervito was awarded to a consortium including Petrobras, Teikoku Oil, and D&S Petroleum on October 23; and Mision was awarded to a partnership of Techint, its Argentine subsidiary Tecpetrol, and the Mexican drilling company Industrial Perforadora de Campeche (IPC).

Excluding Fronterizo, these first three contracts will generate an increase in domestic gas production of approximately 400 million cubic feet per day; new investment of US$ 3.7 billion; and savings of US$ 700 million arising from the efficiencies and lower costs introduced by the contractors.

Bidding for the Olmos block, which was originally scheduled to take place concurrently with the Fronterizo tender, has been rescheduled to January 14, 2004, in order to allow more time for a bidder to prepare their documents, as allowed for under Article 35 of the Public Works Law.

Under the MSCs, Pemex expects to increase its capacity to carry out the Burgos Basin Project, which will increase non-associated natural gas production in northern of Mexico, reduce imports, and help meet the increasing demand for natural gas in the country.

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